UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

360 DigiTech, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Aerovane Company Limited

Hongyi Zhou

Henry Zhiheng Zhou

Risa Ruoshan Zhou

c/o 7/F Lujiazui Finance Plaza

No.1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

+86 (10) 5244 7655

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 (21) 6193 8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  This statement on Schedule 13D constitutes Amendment No.1 to the initial Schedule 13D  (the “Original Schedule 13D”) filed on December 20, 2020 on behalf of each of Mr. Hongyi Zhou, Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Aerovane Company Limited, with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 DigiTech, Inc., a Cayman Islands company (“Issuer”).

**The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Aerovane Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,820,586(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,820,586 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,820,586 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2) (representing 75.1% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)                   Representing 39,820,586 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)                   Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Henry Zhiheng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,820,586(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,820,586 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,820,586 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2) (representing 75.1% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)                   Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)                   Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Risa Ruoshan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,820,586(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,820,586(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,820,586 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2) (representing 75.1% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)                   Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)                   Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS Hongyi Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,820,586(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,485,248 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,485,248 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (3) (representing 75.3% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)                   Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)                   Representing (i) 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, a British Virgin Islands company, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou; (ii) 1,212,000 Class A Ordinary Shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse, (iii) 1,018,318 Class A Ordinary Shares in the form of ADSs held Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s spouse, and (iv) 434,344 Class A Ordinary Shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition) through a financial arrangement. Because of the immediate family relationship and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children with regard to the 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For the 2,664,662 Class A Ordinary Shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 2,664,662 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership of these ADSs except to the extent his pecuniary interests therein. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(3)                   Based on 304,223,097 outstanding Ordinary Shares as a single class, being the sum of 264,402,511 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2020 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 6 of 7 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 1. Security and Issuer.

The third paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

The principal executive offices of the Issuer are located at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China (the “PRC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On December 18, 2020, Cagico Technology Limited (“Cagico”), a company with limited liability incorporated in the British Virgin Islands and wholly-owned by the spouse of Mr. Hongyi Zhou, transferred all the shares held by it in Ruby Finance Investment Ltd. (“Ruby Investment”), a shareholder of the Issuer, to Global Pro B Limited (“Global Pro B”), a company with limited liability incorporated in the British Virgin Islands and also wholly-owned by the spouse of Mr. Hongyi Zhou, for a total purchase price of $1. On the same day, Global Pro B, as a new shareholder of Ruby Investment, entered into an amended and restated shareholders agreement (the “A&R SHA”) with Brilliance Limited (“Brilliance”, together with Global Pro B, the “Management SPVs”), a company with limited liability organized under the laws of the British Virgin Islands and established on behalf of certain members of the management of the Issuer, Ruby Finance Holdings Ltd. (“Ruby Holdings”) and Ruby Investment, a copy of which is attached as Exhibit 99.3 hereto. Immediately following the execution of the A&R SHA, Ruby Investment distributed in-kind a total of 7,294,542 ADSs of the Issuer to its shareholders on a pro rata basis, among which 509,159 ADSs were distributed to Global Pro B on December 18, 2020 pursuant to the A&R SHA.

Mr. Hongyi Zhou disclaims the beneficial ownership to any shares held by Ruby Investment in the Issuer except to the extent his pecuniary interests therein.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

On December 19, 2019, Cagico, Brilliance, Ruby Holdings and Ruby Investment entered into a shareholders agreement (the “Shareholders Agreement”), a copy of which is attached as Exhibit 99.2 hereto. On December 18, 2020, Global Pro B, Brilliance, Ruby Holdings and Ruby Investment entered into the A&R SHA, which superseded and replaced the Shareholders Agreement in its entirety. The description of the A&R SHA contained herein is qualified in its entirety by reference to Exhibit 99.3, which is incorporated herein by reference.

Voting Rights

Pursuant to the A&R SHA, with respect to certain material matters of the Issuer relating to business combinations, disposal of all or substantially all property, assets or revenues, share capital alteration, issuance of securities or entry into related party transactions that are presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it in respect of such matter as may be determined at the sole discretion of Ruby Holdings. With respect to all other matters presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it at the sole discretion of the director appointed by Global Pro B.

Distribution of Securities

On the date of the A&R SHA, Ruby Investment shall distribute 50% of the securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis. On December 17, 2021 or on such other date as Ruby Investment and its shareholders agree in writing, Ruby Investment shall distribute the remaining securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis.

CUSIP No. 88557W 101	13D	Page 7 of 7 Pages

Ruby Investment shall, upon the request of Ruby Holdings, sell up to Ruby Holdings’ pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the A&R SHA, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to Ruby Holdings. Ruby Investment shall, upon the request of Global Pro B, sell up to the Management SPVs’ aggregate pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the A&R SHA, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to the Management SPVs.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

The fourth and fifth paragraphs of Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The filing of this statement should not be construed as an admission that Mr. Hongyi Zhou, for the purposes of Section 13 of the Act, the beneficial owners of the 2,664,662 Class A Ordinary Shares in the form of ADSs. Although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 2,664,662 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein.

By virtue of Global Pro B entering into the A&R SHA, Mr. Hongyi Zhou may be deemed to constitute a “group” with Ruby Holdings within the meaning of Rule 13d-5(b) under the Act. As a member of a group, Mr. Zhou may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by Mr. Zhou that it is the beneficial owner of any of the 27,141,530 Class A Ordinary Shares that are beneficially owned by Ruby Holdings. Mr. Zhou expressly disclaims beneficial ownership in such 27,141,530 Class A Ordinary Shares beneficially owned by Ruby Holdings.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
99.1

Joint Filing Agreement dated December 20, 2019 by and among the Reporting Persons (previously filed with the Securities and Exchange Commission as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons on December 20, 2019).

99.2

Shareholders Agreement dated December 19, 2019 between Ruby Investment, Ruby Holdings, Brilliance and Cagico (previously filed with the Securities and Exchange Commission as Exhibit 99.2 to the Original Schedule 13D filed by the Reporting Persons on December 20, 2019 and superseded and replaced in its entirety by the A&R SHA, which is filed as Exhibit 99.3 hereto).

99.3	Amended and Restated Shareholders Agreement dated December 18, 2020 by and among Ruby Holdings, Global Pro B, Brilliance and Ruby Investment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 21, 2020

Aerovane Company Limited

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Director

Hongyi Zhou

/s/ Hongyi Zhou

Henry Zhiheng Zhou

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Attorney-in-fact

Risa Ruoshan Zhou

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Attorney-in-fact